Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

6 December 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
09/11/2004	Norwood EyeCare appoints Distributors for UK, Ireland, Mexico and Turkey
10/11/2004	Norwood EyeCare Expands into Italy, Belgium, Netherlands and Luxembourg
15/11/2004	Norwood EyeCare Commences Epi-LASIK US Prospective Study
16/11/2004	Norwood Technologies Developed for Delivery of Chemical Mulesing Protein
17/11/2004	Results of AGM
17/11/2004	Chairman's Address at AGM

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dlw 12/21

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

6 December 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
09/11/2004	Norwood EyeCare appoints Distributors for UK, Ireland, Mexico and Turkey
10/11/2004	Norwood EyeCare Expands into Italy, Belgium, Netherlands and Luxembourg
15/11/2004	Norwood EyeCare Commences Epi-LASIK US Prospective Study
16/11/2004	Norwood Technologies Developed for Delivery of Chemical Mulesing Protein
17/11/2004	Results of AGM
17/11/2004	Chairman's Address at AGM

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD EYECARE APPOINTS DISTRIBUTORS FOR UNITED KINGDOM, IRELAND, MEXICO AND TURKEY

Key Points:

- **Norwood EyeCare appoints distributors in key markets**
- **All Norwood's distribution partners are leading suppliers of eye surgery products**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that as part of the global expansion of its ophthalmic product line it has appointed distributors for its Centurion SES™ System with EpiEdge™ (disposable separator) in the UK, Ireland, Mexico and Turkey.

Norwood EyeCare established very strict selection criteria for the ideal distributor profile including:

- Existing portfolio of complimentary refractive surgery products
- "Best in class" in sales, marketing and technical support
- Well-established, strong reputation within the clinical community
- Breadth of market coverage in the specific country/region

Each of the distributors in these countries is highly credentialed in all these prerequisites.

In 2003 the worldwide ophthalmology market was US$17.8 billion of which laser vision correction (LVC) is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

In the UK alone there are more than 100,000 procedures done per year by approximately 1000 trained refractive surgeons. In Mexico approximately 75,000 procedures are done per year. Specific market data for Ireland and Turkey is not published but the company and its distributor partners believe significant opportunities exist in each of these markets.

Richard Walmsley, CEO of the Norwood Devices group stated "We are extremely pleased to have appointed our key distribution partners in these countries. The securing of such high quality companies is an integral component of our strategy to launch the Epi-LASIK product into key markets."

It is expected that the distributors will be placing initial orders for the Centurion SES™ Systems for immediate delivery for the purposes of evaluation and sales. The Centurion SES™ system has an end-user price of between US$65,000 and US$100,000 and the EpiEdge™ disposable separator has a recommended price of US$75 per patient.

About Laser Vision Correction:

The most common vision correction surgery technique, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE

NORWOOD EYECARE EXPANDS INTO ITALY, BELGIUM, NETHERLANDS AND LUXEMBOURG

Key Points:

- **Norwood EyeCare appoints Italian and Benelux distributors.**
- **New distribution partners are leading suppliers of eye surgery products.**
- **Norwood's Epi-LASIK system exhibited at world's largest ophthalmology conference and generates significant interest**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare**, the innovative ophthalmic devices company advises that as part of the global expansion of its ophthalmic product line it has appointed distributors for its Centurion SES™ System with EpiEdge™ (disposable separator) in Italy, Belgium, Netherlands and Luxembourg (the Benelux countries).

The Centurion SES™ System for Epi-LASIK was exhibited at the American Academy of Ophthalmology (AAO) Conference, the world's largest ophthalmology congress (held last month in the USA). Over the four days of the conference numerous "wet lab" product demonstrations were successfully completed by the attendees. The product generated significant interest and more than 200 requests for evaluation and demonstration were received.

Several Italian ophthalmic surgeons attended the AAO and were very impressed with Norwood's Epi-LASIK system. Norwood's distributor has placed an initial order for the Centurion SES™ System for immediate delivery for the purposes of customer evaluation and sales.

Italy is the second largest market in Europe (following Spain) with an average of 175,000 vision correction procedures done annually.

Additionally, ophthalmic surgeons in the Benelux countries carry-out approximately 50,000 procedures annually. One of Norwood EyeCare's clinical specialists has just concluded training and evaluation for physicians in the Netherlands and the response from the surgeons was extremely positive on the potential of the system to provide a "better outcome for their patients".

Richard Walmsley, CEO of the Norwood Devices group stated "We are pushing forward aggressively to appoint the best distributors in all our key markets. In addition to the recent appointments such as the UK and Mexico, the distribution partners in Italy and Benelux are exceptional additions to our Norwood EyeCare team. We expect to make further appointments of distributors in the near future".

As previously stated, Norwood EyeCare utilised very strict selection criteria for the ideal distributor profile including:

- Existing portfolio of complimentary refractive surgery products
- "Best in class" in sales, marketing and technical support
- Well-established, strong reputation within the clinical community
- Breadth of market coverage in the specific country/region

Each of the distributors in these countries is highly credentialed in all these prerequisites.

In 2003 the worldwide ophthalmology market was US$17.8 billion of which laser vision correction (LVC) is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

The Centurion SES™ system has an end-user price of between US$65,000 and US$100,000 and the EpiEdge™ disposable separator has a recommended price of US$75 per patient.

About Laser Vision Correction:

The most common vision correction surgery technique, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD EYECARE COMMENCES EPI-LASIK U.S. PROSPECTIVE STUDY

Key Points:

- **Study being conducted by leading US ophthalmic surgeons – Dr Marguerite McDonald, Dr. Daniel Durrie and Dr. Lee Shahinian**
- **Study will bring together two innovative technologies – Epi-LASIK and wavefront diagnostics**
- **US study to measure post-operative comfort, visual recovery and wavefront measurement**

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company announced it has begun a 3-month study of post-operative comfort, visual recovery and wave-front guided custom ablation with its Centurion SES™ Epikeratome with EpiEdge™ for Epi-LASIK in surgical treatment of myopia. Marguerite B. McDonald, M.D., F.A.C.S., is the principal investigator and medical monitor for the study. Daniel D. Durrie, M.D., and Lee Shahinian, M.D., are clinical investigators.

"Epi-LASIK and wavefront diagnostics address two key complications such as stromal flap complications and higher order aberrations associated with current refractive laser procedures," explained Dr. Marguerite B. McDonald. "In this exciting study, we will examine how the coupling of the two technologies may impact visual outcomes."

Unlike conventional LASIK, in which a sharp blade is used to make a stromal flap in the cornea, the Epikeratome employs a non-sharp plastic separator to gently lift a hinged sheet of intact epithelium from the cornea. Norwood's bladeless Epi-LASIK technology provides the benefits of LASIK but is designed to reduce or eliminate stromal flap complications as well as the risk of LASIK-induced dry eye, potentially facilitating faster recovery and less postoperative pain. Patients for whom LASIK is not advised -- such as those with thin corneas or dry eye -- or who have had concerns about potential LASIK side effects are strong candidates for Epi-LASIK.

A maximum of 35 patients (up to 70 procedures) will be enrolled at each of the three U.S. study sites. The treatments will be either bilateral or single eye, and if bilateral, both eyes will be treated at the same time. Only patients who have not previously had ocular surgery will be included.

In addition to a comprehensive preoperative evaluation, patients will be examined one day postoperative until re-epithelialization occurs; at 3 to 6 weeks postoperative; and at 10 to 15 weeks postoperative. Measures of post-operative comfort, visual recovery will be taken and wavefront measurement will be performed.

Dr. McDonald, Norwood EyeCare's Global Medical Advisor and a member of its Medical and Scientific Advisory Board (MSAB), is clinical professor of ophthalmology at Tulane University, a pioneer in laser surgery and former president of the American Society of Cataract and Refractive Surgery.

Dr. Daniel Durrie is director of refractive surgery services at the University of Kansas Medical Center and Medical Advisor for Norwood EyeCare.

Dr. Lee Shahinian, a member of Norwood's MSAB, is with the Peninsula Laser Eye Medical Group, Mountain View, California and is associate clinical professor of ophthalmology at Stanford University.

About Norwood EyeCare
Norwood EyeCare is a Norwood Abbey Limited Company. Norwood Abbey is a publicly listed medical technology company based in Melbourne, Australia and traded on both the Australian and the NASDAQ stock exchanges. For further information on Norwood EyeCare, visit www.norwoodeyecare.com. Norwood Abbey specializes in developing and commercializing innovative projects and technologies that address significant unmet needs in the medical industry. The Company has two business segments: Norwood Devices (EyeCare and Drug Delivery) and Norwood Immunology.

Norwood's Drug Delivery technology platforms can be applied to a range of potential applications, from pain management and metabolic diseases to vaccinations. Norwood Immunology is aimed at boosting the immune system of patients, enabling them to fight infection and better cope with treatments where the immune system is compromised. This technology has application in almost all diseases affecting the immune system, including cancer, viral infections and autoimmune disorders.

For Further Information:
Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333
61-2-8256-3334

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

# # #

Norwood Abbey Ltd ABN 20 082 162 436
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334

NORWOOD TECHNOLOGIES BEING DEVELOPED FOR DELIVERY OF CHEMICAL MULESING PROTEIN TO REPLACE SURGICAL MULESING

Key points:

- **Norwood enters into agreement with AWI to develop a needle-free delivery system**
- **Development of chemical mulesing (protein) to replace surgical mulesing**
- **Multi-phase program well underway**
- **Test model for field trials due for completion in first half 2005**

Norwood Abbey Limited (ASX: NAL) advises it has entered into an agreement with Australian Wool Innovation Limited (AWI) for the feasibility assessment and development of its drug delivery technologies to deliver a chemical mulesing agent (protein) into sheep to replace the need for surgical mulesing.

In Australia, over 15 million surgical mulesing procedures are carried out each year and the procedure is seen as a better outcome than the possibility of fly-blown sheep. It involves surgical removal of wool-bearing skin from the breech area. However AWI has a major initiative underway to develop a viable alternative to surgical mulesing.

'We are very confident that a solution to this problem could be close at hand,' said Norwood Abbey executive chairman, Peter Hansen. 'Our needle-free drug delivery technology is well-suited for use on livestock and we're looking forward to helping to bring the need for surgical mulesing to an end.'

The multi phase agreement with AWI will assess the application of Norwood's needle-free injection system (NIS) technologies as a possible delivery technology for the protein.

AWI has provided funding for Phases I and II of the project. This first phase focused on defining the requirement specifications for a device-based chemical mulesing delivery system. It included discussions with veterinarians, mulesing specialists, industry representatives and researchers. This phase of the project is complete and a detailed set of requirements has been prepared which will be used to define the project moving forward.

Additionally Phase II of the project is nearing completion. Norwood and AWI have conducted a number of in-vitro (sheep skin testing) and in-vivo (live sheep) testing of the NIS technologies. The NIS feasibility testing is complete and is currently being reviewed by AWI.

Based on the results, AWI and Norwood will determine the scope and funding requirements for the Phase III activities.

Assuming all Phase II milestones are achieved and a go ahead is given for Phase III, the development team will commence building a test model for field testing. This phase of the project is targeted for completion in the first half of 2005.

"The aim is that Phase III feasibility trials will be complete by early to mid-2005 and the treatment could be ready for commercialisation within three years." said AWI Chief Executive Officer Dr Len Stephens. "Developing a practical application method for the chemical protein is a key step in the industry's plan to phase out surgical mulesing by 2010," he said.

Norwood Devices' strategy for its needle-free drug delivery technology is focused on both the veterinary and human markets. The veterinary applications are typically expected to have a shorter lead time in development and commercialisation. AWI's agreement with Norwood for the delivery of a non-surgical mulesing treatment is the first of a number of applications under evaluation.

Background Information on Mulesing:

The non-surgical mulesing alternative involves the sheep being injected (needle-free) with a protein around the breech which causes the wool to fall out, inhibits wool re-growth and contracts the skin. Using Norwood Abbey's needle-free technology, the injections of the protein are made into the skin. The result is essentially the same as mulesing – a wool-free breech area with few skin folds caused from the scarring effect of the protein.

Mulesing prevents 90-100% of cases of breech flystrike and the deaths of millions of sheep each year from flystrike. It involves surgical removal of wool-bearing skin from the breech area, and is best done at lamb marking, or following shearing or crutching of the lambs.

When the cuts heal, the natural bare skin area around the vulva and anus is stretched. The procedure reduces dampness caused by sweating, urine and faecal staining, and minimises susceptibility to flystrike.

This procedure is considered a better alternative to fly-blown sheep. If the sheep is not mulesed, the breech skin wrinkles become damp and are an excellent site for the flies to lay eggs. The eggs mature to maggots and use the sheep as a host and source for food, typically leading to the death of the sheep.

AWI is a research and development company owned by Australian woolgrowers.

For further information on Norwood Abbey visit www.norwoodabbey.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

About Norwood Abbey

Norwood Abbey specializes in developing and commercializing innovative projects and technologies that address significant unmet needs in the medical industry. The Company has two business segments: Norwood Devices (EyeCare and Drug Delivery) and Norwood Immunology.

Norwood's Drug Delivery technology platforms can be applied to a range of potential applications, from pain management and metabolic diseases to vaccinations.

Norwood EyeCare's Epi-LASIK uses an innovative bladeless technology to eliminate the complications associated with cutting the eye in laser vision correction procedures. Unlike conventional LASIK, in which a sharp blade is used to make a stromal flap in the cornea, the Epikeratome employs a non-sharp plastic separator to gently lift a hinged sheet of intact epithelium from the cornea.

Norwood Immunology is aimed at boosting the immune system of patients, enabling them to fight infection and better cope with treatments where the immune system is compromised. This technology has application in almost all diseases affecting the immune system, including cancer, viral infections and autoimmune disorders.

Norwood Abbey is the sponsor of the Norwood Animal Conservation Group (NACG), an initiative focused on the preservation of Australian endangered species. The partnership with the Monash Institute of Reproduction and Development continually seeks to assist in the preservation of Australia's endangered species.

RESULTS OF ANNUAL GENERAL MEETING

We advise the results of the 6 resolutions put to the annual general meeting regarding:

1 To re-elect Professor Ian Hunter
2 To re-elect Mrs. Elizabeth Wyatt
3 To re-elect Mr. Richard Zahn
4 The issue of 50,000 options over new fully paid ordinary shares to Professor Ian Hunter, exercisable at $1.20 each and expiring on 31 December 2007.
5 The issue of 50,000 options over new fully paid ordinary shares to Mrs. Elizabeth Wyatt, exercisable at $1.20 each and expiring on 31 December 2007.
6 The issue of 50,000 options over new fully paid ordinary shares to Mr. Richard Zahn, exercisable at $1.20 each and expiring on 31 December 2007.

Each resolution was passed on a show of hands.

Pursuant to s251AA(2) of the Corporations Act 2001, we advise as follows in relation to proxies received:

	In favour	Against	Abstaining	Open
Resolution 1	17,837,218	192,362	74,780	23,127,010
Resolution 2	17,778,099	246,481	79,780	23,127,010
Resolution 3	17,836,478	188,102	79,780	23,127,010
Resolution 4	10,918,309	7,207,021	92,530	22,494,407
Resolution 5	10,905,209	7,217,521	95,130	22,494,407
Resolution 6	10,909,469	7,213,261	95,130	22,494,407

For further information, please contact:

Jeffrey Bell
Chief Operating Officer &
Company Secretary
03 9782 7333

NORWOOD ABBEY LTD

ANNUAL GENERAL MEETING – 2004

CHAIRMAN'S ADDRESS

Good morning ladies and gentlemen. My name is Peter Hansen, Executive Chairman of Norwood Abbey. There being a quorum present I formally declare the meeting open. On behalf of myself and the Board, I would first likely to welcome all of you to what I think is the sixth annual meeting of Norwood Abbey as a public company and to secondly thank you all for your continued support throughout the year.

I would like introduce you to members of the Board and the Management team Starting at the far end, Ron Lewis Non-Executive member of the Board, Derek Ryan Non-Executive member of the Board, Elizabeth Wyatt Non-Executive member of the Board, Ian Hunter Non-Executive member of the Board, and Richard Zahn, Non-Executive member of the Board,

As you will be aware, Elizabeth, Richard and Ian have only recently joined the Board of Norwood Abbey. Norwood has been very fortunate to have been able to attract them to join the Company's Board of Directors. I would just like to say a few words about each of the new Directors

Elizabeth Wyatt

Elizabeth Wyatt graduated from the Harvard Graduate School of Business Administration, Boston, MA, with a Master of Business Administration with honors.

After spending a period of time with Doyle Dane Bernback, in New York and then a period of time as Assistant Director of Executive Education for Corporate Affairs at the Harvard Business School, Boston, MA, Elizabeth then spent over 20 years with Merck in the United States.

Elizabeth held a number of positions with Merck – both in veterinary as well as human medicine – and primarily in the fields of Business Development and Corporate Licensing. From 1992 to her retirement in 2000, Elizabeth held the position of Vice President of Corporate Licensing where she was responsible for compound and technology acquisitions and supervised staff who were responsible for competitive analysis, transactions and licensing.

During her tenure at Merck, Elizabeth was the senior executive in charge of the negotiation of a large number of significant licensing arrangements and joint ventures. Amongst these were a European vaccine joint venture with Pasteur·Merieux·MSD, and other vaccine partnerships with Connaught-Merieux, Chiron and SmithKline Beecham as well as licenses and/or arrangements with Biogen, Schering Plough, Zeneca, Celltech, Du Pont, Alza, R. P. Scherer and Medimmune

Elizabeth is a Director of Ariad Pharmaceuticals, Inc, Neose Technologies, Inc and MedImmune, Inc

Richard Zahn

Richard Zahn has had a very distinguished career over 30 years in the pharmaceutical industry. Richard initially spent approximately 20 years with Johnson and Johnson where in 1990 he was appointed a Vice President of Sales and Marketing. Richard then spent more than 10 years with Schering Plough where he commenced as a Senior Vice President of Marketing and Sales and then in 1996 was appointed President of Schering Laboratories.

At Schering Plough, Richard was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation. Schering Plough is a global research-based company engaged in the discovery, development, manufacturing, and marketing of pharmaceutical biotechnology products and health care products worldwide. Schering Laboratories is the U.S. prescription pharmaceutical marketing arm for Schering-Plough. Schering Plough had revenues of approximately $8.3 billion in 2003 with a net income of approximately $92 million.

Under his stewardship, Schering Labs created and developed important prescription therapeutic markets ranging from non-sedating antihistamines (Claritin and Clarinex) to the successful treatment of Hepatitis-C (Intron-A, Rebetron, and Peg-Intron). Through pioneering, innovative DTC campaigns for Claritin and other major prescription brands, Mr. Zahn helped revolutionize the way ethical pharmaceuticals are marketed and profoundly changed the Schering-Plough organization.

As President of Schering Laboratories, Richard directed the Corporation's primary business unit through the most dynamic growth period in its history, transforming it from a $1.5 billion organization to a $6 billion major company. Between 1996 and 2001 Schering Labs sales grew at double-digit rates, and the company expanded to employ some 4,000 professionals.

In addition, throughout his adult life Mr. Zahn has felt that to those to whom much is given, much is expected. He has devoted a good deal of his time to helping organizations and charities focused on health care and minority issues

Professor Ian Hunter

Professor Ian Hunter has had a very distinguished academic career. After spending approximately 15 years at McGill University in Canada, Ian has spent the last 10 years at the Massachusetts Institute of Technology (MIT) in Boston. MIT itself is acclaimed world wide as one of the most pre-eminent tertiary technical institutions in the world. It was estimated some years ago by the Bank of Boston that the annual turnover of MIT – as measured by the turnover of spin-out companies and companies whose products and/or technologies were licensed from MIT - was approximately US$238 billion. Current estimates are in excess of US$350 billion.

Ian is a Chaired Professor in the Department of Mechanical Engineering at MIT and is also a Professor of Biological Engineering at MIT. He is Head of the MIT BioInstrumentation Laboratory and is also co-Director of the Brit and Alex d'Arbeloff Laboratory for Information Systems and Technology at MIT. Dr. Hunter holds the BSc, MSc and PhD degrees and has over 250 scientific publications and many patents. He has founded or co-founded a number of companies including Advanced Instrumentation Systems, BioTrove, Molecular Mechanisms, and InterMed Advisors.

Norwood Abbey has been working with Professor Hunter and his BioInstrumentation Laboratory at MIT in the development of both our microneedle as well as our needlefree (injection) drug delivery system.

We at Norwood are very fortunate to have had Elizabeth, Ian and Richard agree to join the Board of Norwood Abbey. I would ask that we all welcome Elizabeth, Ian and Richard to both Norwood Abbey and to Australia.

We have the two Norwood management teams seated to my left and right at the front of the room.

In respect to Norwood Abbey we have on my 'left':-

- Jeff Bell - who in the course of the year accepted the added responsibility of Chief Operating Officer to his position as Chief Financial Officer of Norwood Abbey,
- Richard Walmsley - who in the course of the last year accepted the position of Chief Executive Officer of Norwood's Devices group – encompassing both Drug Delivery and Ophthalmology, and
- Bernie Romanin, Director of Corporate Development, and primarily responsible for Corporate Communications and Investor Relations.

To my 'right' we have three representatives of the Norwood Immunology management group - closest to me Richard Williams the CEO of Norwood Immunology, Richard is out this week from London planning discussing with the Australian management team our plans for clinical trials, and research over the coming year as well as our overall business plan.

Next to Richard is Professor Richard Boyd from Monash University who is the Chief Scientific Officer of the Norwood Immunology Project, and next to Richard is Suzanne Lipe who is the COO of Norwood Immunology and who is heavily involved in the management of the clinical trials programme as well as our research at Monash University.

Ladies and gentlemen, the last 12-18 months have certainly been the most productive and successful period in Norwood Abbey's history. .

The last year has seen very significant progress in the development of Norwood

Major developments have been the

- Generation of first revenues for Norwood
- First sales of both 'Laser' and 'Eye Care' products
- Negotiation of the TAP Licensing arrangements for Immunology
- Successful listing of Norwood Immunology on the AIM exchange in London
- Purchase of Epi Lasik project from Ciba Vision
- Significant progress in the development of a 'Needlefree' drug delivery device
- Restructuring of Norwood into two operating 'divisions' - each with its own CEO
- Expanded management team in USA, Europe and Asia

STRATEGY

From an overall corporate point of view, I would like to re-affirm that the primary strategy of Norwood is to develop and commercialize innovative projects and technologies that address significant unmet needs in the medical industry, have relatively short development timelines, and are supported by a strong intellectual property position.

Norwood's primary expertise is as a business development company, rather than as a medical research company. While the Norwood group sponsors research at the Massachusetts Institute of Technology (Boston), Monash University (Melbourne), and the University of Crete, the research is primarily aimed at furthering the development of Norwood's core projects.

In regard to our Devices division, the strategy is based on the development of products that can generate ongoing income streams from the supply of single-use disposable components, and products that that can generate substantial and sustainable revenues and profits.

REVIEW OF OPEATIONS

In the course of the last year, Norwood has made very solid progress towards its immediate aim of commercializing the first of its projects, and becoming cash flow positive and profitable. The Company has for the first time generated significant product sales revenue and reported revenues of approximately A$1.5 million for the year ended June 30th 2004.

DRUG DELIVERY

Norwood is primarily concentrating on the development of five of its projects – Immunology, 'Eye Care' and the three drug delivery technologies – Laser, Needle-free and Microneedles. All of these projects incorporate different technologies and address different specific market opportunities.

- LASER DRUG DELIVERY

Under the brand of "Epiture Easytouch" the Laser Assisted drug delivery technology was – in the course of the last 12 months - successfully launched in the United States. The product was well received and the first sales leads were secured that lead to sale of the products.

The Company is initially concentrating its marketing focus for the Laser device on the U.S. market with an initial concentration on marketing to the hospital paediatric market – particularly IV or cannulation settings.

I would like to advise that while sales have been lower than we had previously expected, the market feedback has been very positive. A significant majority of those who have evaluated the product have expressed an interest in purchasing.

It is clear however that US hospitals are very cautious in introducing new technologies or devices and the evaluation and purchasing process in US hospitals is quite lengthy.

On a positive note, it would appear that a typical hospital usage of LAD (the laser device) per hospital is somewhat higher than we would have originally envisaged. Similarly margins are positive. Nevertheless it has proven to be a 'tough road'. Given the long lead times from initial interest to a final purchase decision, and the potentially significant working capital requirements, it is probable that the Company will initially concentrate on specific geographical markets – with potentially larger commercial opportunities - rather than trying to cover all of the US.

In the early part of 2004, Norwood was successful in receiving CE Mark which allows Norwood to commence marketing of the LAD in European countries.

NEEDLE-FREE DRUG DELIVERY

During the year the company extended its existing partnership with the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter is developing a unique, needle-free injection device.

The aim of the project has always been to endeavour to develop a product that overcomes the problems associated with compressed gas and spring powered device concepts. The Company believes that there are very large unmet needs for an intelligent and controllable low cost needle-free drug delivery device.

Following the success in meeting its initial research goals, and a subsequent extensive review of the project, the Company has decided that it will concentrate on the development of devices targeted at specific unmet commercial needs. The Company is exploring both human and veterinary applications.

In this regard we are all aware that wool is a great and important Australian product. Unfortunately Merino sheep suffer from a condition called 'fly strike' and until this point in time merino sheep have had to have a fairly barbaric and painful surgical procedure carried out – called mulesing – in order to prevent this problem of 'fly strike'. Fly strike is a very painful and debilitating condition often leading to the death of the sheep.

We are pleased to report that we have been working with the Australian Wool Innovation (AWI) re the development of a needle-free device for the delivery of an enzyme that it is hoped will be able to remove the need for mulesing. The aim of the Norwood approach is to replace surgical mulesing with a humane non-surgical solution to the problem.

Professor Hunter and his team have recently successfully carried out in vitro trials on 'imitation' sheepskin. A prototype Norwood needlefree delivery device has successfully completed the first invitro trials. It is currently expected that Australian field trials will commence in the early part of 2005 There are approximately 20-25 million Merino sheep in Australia, New Zealand and South Africa who are 'mulesed' each year

The Norwood needle-free injection system is attractive to AWI because it's the technology potentially offers an alternative to mulesing. The needle-free technology has significant advantages in the delivery of the relevant enzyme. AWI's interest is a great endorsement of the Norwood needle-free delivery technology.

Apart from initial exploratory work in the human area – particularly vaccines, the Company is carrying out very early evaluations of other potential veterinary opportunities in the swine, avian and fish industries.

I would like to express my thanks and appreciation to Professor Ian Hunter (MIT) and his team for their outstanding work and dedication to the project.

MICRONEEDLES

The Company is continuing to carry out research and initial development in respect to its microneedle technology being developed at MIT. The projects and/or concepts are related to specific applications in both the human and veterinary fields.

OPHTHALMOLOGY

In the beginning of May 2004 the company acquired the world-wide rights to the medical devices and intellectually property associated with Epi-LASIK, the next generation in laser vision correction surgery.

The purchase of the Epi-Lasik project has put Norwood is at the forefront of vision correction. The Epi-Lasik concept was developed by one of the world's leading ophthalmologists Dr Iannis Pallikaris who had some 10-15 years ago invented the original LASIK technique.

Professor Ioannis Pallikaris, the inventor of the LASIK and Epi-LASIK procedures, will act as a consultant to the company and as a foundation member of Norwood's 'Eye Care' Clinical Advisory Board. Norwood will also sponsor research at Dr Pallikaris's laboratory at the University of Crete.

It is a credit to the Company, and particularly to Richard Walmsley, that Dr Pallikaris – who through his license to Ciba Vision had a 'level of control' over which Company would be able to purchase the project – selected Norwood as his preferred 'partner'. Richard, I would like to express my personal thanks.

Prior to laser refractive surgery, it is necessary to remove the 'top layer' of the eye – the epithelium. During recent years, the most common method of 'removing' the epithelium has been to have LASIK surgery where a horizontal 'cut' is made through the stromal layer of the eye. The Epi-LASIK approach, removes the need to cut the eye - and thus eliminates the potential associated complications with stromal surgery.

With Norwood's Epi Lasik approach, a hand-held instrument – which uses disposable separators - gently peels back the epithelium along a natural cleavage plane. Following the refractive procedure, the epithelium is moved back into place with minimal surgical manipulation.

Norwood believes that Epi-Lasik is the future of refractive surgery techniques as by removing the need for stromal surgery, it eliminates side effect associated with cutting. Epi-Lasik addresses the major limitations of the original LASIK technique.

Epi-Lasik addresses a very large market, and a market – clinical ophthalmologists - who tend to be very responsive to the adoption of new technology.

It is expected that the business, which is based on the sale of 'hardware' together with single use disposables, will be a high margin business. Norwood is confident that the project will produce very significant revenue and profits for the Company.

The Company has attracted a large number of the world's leading ophthalmologists to join our Medical and Scientific Advisory Board as well as becoming clinical sponsors for the product.

Epi-LASIK has USA (FDA), European (CE Mark) and Korean regulatory approvals and has been recently successfully launched at a number of international conferences. There is very significant world wide interest in the technology by ophthalmologists.

Norwood 'Eye Care' has an office in Atlanta in the United States and has recently appointed Vice Presidents of Marketing in Australasia (Seoul, Korea is the base) as well as in Europe (United Kingdom). At this point in time the Company has appointed in excess of 10 international distributors and expects to have appointed distributors in approximately 25 countries by the end of 2004.

Epi-Lasik is increasingly being recognized as the best technology in that it achieves better outcomes for patients. The Company believes that the market potential for Epi-LASIK is very significant

Norwood has already made sales in a number of countries including the United States, Japan, Korea, Spain and Italy.

PROJECTS – IMMUNOLOGY

I thought that it might be useful in respect to Norwood Immunology, to clarify the corporate and management structure as it relates to Norwood Abbey.

Norwood Immunology is a separate legal entity that has its own Board of Directors and its own separate management.

Norwood Abbey is the major shareholder with a holding representing approximately 85% of the shares on issue.

Norwood Immunology has made significant progress over the past year. In November 2003, the company was successful in finalizing arrangements for an exclusive USA licensing agreement with TAP Pharmaceutical Products Inc. TAP is a joint venture between Takeda Chemical Industries (Japan's largest pharmaceutical group) and Abbott Laboratories of the United States. Under the licence agreement 'Norwood' will receive royalties on sales of Lupron Depot ®used from immunology applications.

The Company is also seeking to enter into a commercial licensing agreement(s) for Europe, Japan and the 'rest of the world'. Discussions in this regard are progressing.

In late June the Norwood group achieved a very significant milestone with the successful listing of Norwood immunology on the AIM market in London.

The listing of Norwood Immunology provided Norwood Abbey with a very substantial return on its investment and an equity investment valued at approximately A$100 million. The 100 million valuation equates to an approximate 10 fold increase on the funds invested in the project by Norwood over the past 3-4 years.

While we would have obviously been delighted if our London brokers had been able to raise funds at their initial suggested valuation of STG100 million, market conditions made that impossible. Interestingly, given the size of the capital raising, the net effect of a STG 100 million valuation, would not have had a very significant effect on the percentage of Immunology held by Norwood Abbey.

It is a testament to the project that the listing was achieved at a time of very difficult conditions in the London financial market. I would like to express my sincere appreciation to all of those investors who supported the 'flotation' of Norwood Immunology.

Today Norwood Abbey owns 85% of Norwood immunology – an investment valued at approximately A$100 million.

The major agenda of Norwood Immunology over the coming year will be the conduct of clinical studies (Phase 2 or equivalent) in the United States. The aim of the trials is the generation of clinical data leading to regulatory clearance for the use of TAP's GnRH analogue drug (Lupron) in immunology applications.

The Company has been working towards approval for US clinical studies since early 2004. Management (including TAP) are focused full-time on the task of getting clinical trials underway. While we had all been hoping to commence the first two proposed US clinical studies in 2004, the desire of TAP, Norwood and the clinicians to make sure that the protocols are such as to yield the most beneficial and relevant data, has led to some delays in finalization of protocols and approvals for the commencement of trials. These delays are expected however to have provided for the generation of optimal data concerning the most relevant clinical endpoints so as to maximize the potential commercial returns. . The first trial is currently expected to start in early 2005.

The Norwood group, under its arrangements with Monash University, continued to provide substantial funding for research being carried out by Dr Richard Boyd and his team at Monash University.

Norwood's clinical studies have continued at the Alfred Hospital and Peter MacCallum Cancer Centre in Melbourne. Very encouraging preliminary results from the Company's

Australian clinical study with 'bone marrow' patients, were presented at the American Society of Haemotology meeting in late 2003._These results showed strong evidence of thymic re-growth and improved immune system recovery following blocking of the sex hormones through the administration of GnRH analogues.

I would like to say a few words concerning the level of remuneration that is recorded in the accounts for Richard Williams. Richard is located in the United Kingdom and his salary is paid in GBP. His base salary is in accordance with normal UK industry standards. In the course of the year Richard was also paid a bonus that was related to his participation in the successful licensing of the Immunology technology to TAP Pharmaceuticals in the United States. The bonus – in UK GBP – was more than reasonable in relation to the potential value of the license to Norwood.

In the Norwood accounts, Richard is also shown as receiving a large sum under the category of equity options. Richard did not actually receive any cash consideration in relation to this entry, but under the new Australian Accounting Standard - AASB 1046 the Company is required to declare a value for options and shares issued to Directors and Executive Officers. The amount listed for the value of options is as per the requirements of the new accounting standard and related to options in Norwood Immunology that were issued to Richard under his employment contract. No cash was actually paid.

Richard has been of great value to Norwood as exemplified by the successful negotiation of the TAP License as well as the successful listing of Norwood Immunology on the AIM exchange in London. I cannot thank Richard enough for all of his dedication and assistance – at many times working almost all through the night and over countless weekends – in working towards the successful public listing of Norwood Immunology.

In the course of the year, the Norwood group was very fortunate in being able to secure the services of Rolf Stahel as Chairman of Norwood Immunology. Rolf has had a very distinguished career in the pharmaceutical industry and was formerly CEO of Shire Pharmaceuticals which he took from a company with a market capitalization of less than STG 50 million to a company with a market capitalization of approximately STG 4 billion. I would very much like to welcome Rolf to 'Norwood' and express my personal thanks to him for his enthusiasm and support for the Immunology project. Unfortunately business commitments in Europe have prevented Rolf from being able to attend our AGM this morning and Rolf has asked me to express his regrets and apologies for not being able to join us.

REVENUES

As a result of the commercialization and market release of its laser drug delivery products as well as its Epi-Lasik 'Eye Care' products, the Company, in the course of the last twelve months was able to record its first significant revenues. Sales for the 12 months ending June 30th 2004 were approximately A$1.5 million.

The Company has projected that it will record sales of approximately A$14 million in the course of the current financial year - 2004/2005.

For reasons primarily associated with the commercial sensitivities surrounding the potentially high margins on some of its products or projects, the Company has determined that revenues will be reported only as per operating division – ie Devices and Immunology. Any more detailed breakdown of operating revenues would potentially jeopardize the Company's commercial position.

FUNDING AND CASH FLOW

On June 30th of this year the Company raised approximately A$10 million through the exercise of options. Norwood Immunology also raised approximately A$15 million as part of its AIM listing.

Norwood Abbey has previously advised that it expects to achieve sales of approximately A$14 million in the course of the current financial year.

The Norwood group had cash reserves of approximately A$15 million as at September 30th 2004.

STRUCTURE

During the course of the last twelve months, the Company completed restructuring of the Group such that the Norwood 'Group' now has two operating divisions - Norwood Devices and Norwood Immunology.

The Norwood Devices division (which is 100% owned by Norwood Abbey), includes the Norwood drug delivery technologies (Lasers, Needle-Free and Microneedles), as well as the new Norwood 'Eye Care' division. Norwood Immunology, which is separately listed on the AIM of the London Stock Exchange, (and of which Norwood Abbey owns approximately 85% of the share capital) operates as a separate company.

Both divisions are managed by their own CEO's. As discussed earlier, Richard Williams is CEO of Norwood Immunology, and in the course of the last year, the Company appointed Richard Walmsley as CEO of the Devices division.

In addition, Jeff Bell, who joined Norwood in 2000 as CFO, has recently accepted the role of Chief Operating Officer.

I would like to personally congratulate Jeff Bell and Richard Walmsley on their new appointments and for their dedication and loyalty to the Company since they joined the Company prior to our IPO.

The largest commercial opportunities for the Company's projects or technologies are in the markets of North America, Europe and Asia. As such, the geographical base of the Norwood management group has also been undergoing significant change.

In conjunction with the market release of both its laser and eye care products, the 'Devices' division has in the course of the last year , engaged the services of a number of senior personnel in overseas markets. The company has appointed a US President of Drug Delivery and recently appointed a new US President of Norwood Eye Care who will join us at the beginning of 2005..

The Norwood group now has 14 members of staff (primarily sales, marketing and business development related activities), located in the United States, Europe and Asia - at the beginning of 2004, this number was only 3.

BUSINESS DEVELOPMENT

The Company has in the course of the last year evaluated a number of new possible business development, licensing and/or acquisition opportunities It was as a result of such an approach that Norwood acquired the 'Eye Care' project from Ciba Vision. The Company will continue to evaluate any such relevant opportunities.

INTELLECTUAL PROPERTY

The development of a strong intellectual property position – largely, but not solely, in the form of patents – is one of the cornerstones of Norwood's strategy.

The Group has a very extensive patent position with in excess of 60 granted and issued patents and in excess of 200 patent applications being pursued in various jurisdictions. In addition, the Company currently has 10 PCT applications.

NASDAQ

In the course of the year, Norwood was successful in achieving a Level One (ADR) listing of its securities on the NASDAQ Exchange.

The Company is currently actively pursuing a full 'SmallCap' listing for its shares, and is hopeful that we will achieve this 'SmallCap'' listing in early 2005. It is possible, because of accounting/audit reasons, that the acquisition of the Eye Care technology from Ciba Vision, may lead to a delay in achieving the next stage of the 'Nasdaq process'. We are currently expecting clarification of the issue prior to the end of 2004.

While a 'SmallCap' Nasdaq listing is important to us, it does not have any direct effect on the conduct or development of the business as such.

CORPORATE GOVERNANCE

The Board of Norwood Abbey is committed to the highest levels of corporate governance that are appropriate to the Company at its present stage of development. In pursuing a SmallCap listing on Nasdaq, the Company will be subject to the exacting and very stringent corporate governance regime associated with the Sarbannes-Oxley legislation in the United States.

I would just like to briefly make a comment about my own role as Executive Chairman.

As you will be aware from my earlier comments, the two operating arms of Norwood – Immunology and Devices – each now have their own management structures reporting to their own respective CEO's. In regard to Norwood Immunology, the CEO – Richard Williams – reports to a separate Board of Directors with an Independent Chairman.

As part of the restructuring process, the Board of Norwood has reviewed my own role of Executive Chairman. Considerations included the current planned developmental path for the Company, the stage of development of its projects, the planned listing on Nasdaq and the current progressive transfer of senior management responsibility internationally and/or 're-location' of senior staff.

Following the above review of the structure and operations of Norwood, the Board of the Company has at this stage decided that it is prudent and appropriate for me to continue to occupy the role of Executive Chairman. The position may be reviewed in the light of any changing circumstances.

As of today, the Board of Norwood Abbey will comprise four non executive Directors – three located in the United States and one in Australia – as well as myself. The Company may seek to appoint an additional Board member in the course of the next 12 months.

EXECUTIVE SALARIES

Senior or executive staff costs at Norwood might be viewed as being somewhat on the high side, but should be seen in the perspective of the relatively large number of projects and technologies that Norwood is developing. In addition, because of the nature of the commercial markets being addressed, some of the Norwood senior executives are either located internationally or are required to spend a very significant amount of time traveling and away from home.

Overall, all executive salaries are set by the Company's Remuneration Committee – a sub committee of the Board. The Remuneration Committee reviews and decides on remuneration levels in conjunction with advice from both executive recruitment agencies as well as professional industry bodies. The Company believes that all executive salaries are commensurate with the relevant duties and responsibilities as well as being in line with relevant current international salary levels.

SHARE REGISTER

I cannot thank all of you enough for your support for the company over the last 12 months. The Company has approximately 165,000,000 shares on issue and approximately 4800 shareholders.

Approximately 80 million shares are held by the top 10 shareholders and approximately 98 million shares are held by the top 20 shareholders. With a couple of exceptions, this group has increased its holding over the course of the last 12 months.

SHARE PRICE

It has been very disappointing to both the Board and Management to have seen the relatively recent fall in the share price.

While we obviously cannot be sure as to the actual cause, possible reasons may be the delay in commencement of clinical studies in respect to Immunology, the delay in generating more significant revenues from the Laser project or the sale over the last four months of a large parcel of shares by one significant shareholder. We cannot be sure as to the effect of any of the above.

Nevertheless, I feel that I should emphasize that the current share price would seem to significantly undervalue the Company. Norwood Abbey's investment in Norwood Immunology is worth approximately 60 cents per share (NAL) and as such there is very little real consideration being given to the value all of the other projects of Norwood Abbey.

Given that the Company has recently reported its first real revenues and is projection quite significant revenues in the course of the current financial year, the Company feels that its shares are very much under valued.

THANK YOU

The Board and Management of Norwood believe that the Company has now reached the stage of development where the continuing implementation of the strategy of the Norwood group will progressively build on the initial revenues generated over the past twelve months and lead to the creation of a sustainable earnings base.

I would like to extend my sincere personal thanks to the Directors of the Company for their dedication and commitment over the past twelve months. I would particularly like to personally thank both Derek Ryan – who is not standing for re-election, and John Jefferis - who recently announced his retirement from the Board, for all of their outstanding contributions to the governance and growth of the Company. Derek has been involved with Norwood since its inception and played a very significant role in assisting me in the

formation of the Company and in the process of the public listing of Norwood. I would personally like to thank both John and Derek for both their outstanding contributions to Norwood as well as for their own personal counsel to myself.

Also, on behalf of both the Board and myself, I would again like to express my sincere thanks and appreciation to all of the very, very dedicated staff of Norwood, both here, in the United States, United Kingdom and Asia for their commitment to this company and their commitment to you as shareholders throughout the year. We are fortunate to have such a great group of people.

I would again particularly like to extend my thanks and gratitude to all of our research and commercial partners, for their help and assistance over the past twelve months and especially to all of our shareholders for your continued support and faith in the future of the Company .

The Board and staff look forward to another exciting year for Norwood Abbey.

Peter Hansen
EXECUTIVE CHAIRMAN